

November 29, 2013

<u>Via E-mail</u>
Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
Navy Yard Corporate Center
One Crescent Drive, Suite 203
Philadelphia, PA 19112

      Re: **Resource America, Inc.**
            Form 10-K for the year ended September 30, 2012
            Filed December 14, 2012
            File No. 000-04408

Dear Mr. Elliott:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Daniel L. Gordon

                  Daniel L. Gordon
                  Branch Chief